EXHIBIT 1

AUDIOCODES LTD.

1 Hayarden Street

Airport City, Lod 70151, Israel

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 24, 2023

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on October 24, 2023, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To elect Mr. Shai Levy as a Class I director to serve as a Class I director until the 2025 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Israeli Companies Law, 5759-1999;

(2)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years;

(3)	To reelect Ms. Shira Fayans Birenbaum as a Class II director for an additional term of three years;

(4)	To approve amendments to the compensation policy for officers and directors of the Company in order to comply with the requirements of newly effected listing rules promulgated by The Nasdaq Stock Market LLC;

(5)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2023, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors; and

(6)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2022.

Those Entitled to Vote

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01 per share, of the Company at the close of business on September 19, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a member of The Tel-Aviv Stock Exchange Ltd. (the “TASE”) and the shares are registered in the shareholder registry in the name of such TASE member, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

A shareholder may appoint a proxy to vote his/her/its shares on his/her/its behalf, in accordance with the Company's Articles of Association. Shareholders may send statements of position to the Company no later than October 15, 2023. The last date for submitting proposals for consideration at the Meeting is September 26, 2023.

Shareholders may sign and return proxy cards to the Company no later than October 23, 2023, at 2:00 p.m. Israel time. Each shareholder whose shares are held through a TASE member is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via the Israeli Security Authority’s MAGNA online platform up to six hours before the time fixed for the Meeting.

Vote Required

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the amendments to the compensation policy for officers and directors of the Company in accordance with Proposal Four, either the (i) affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal or (ii) total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this proposal must not represent more than two percent (2%) of the outstanding Ordinary Shares.

Review of Documents

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which will include the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, from Sundays through Thursdays during regular working hours and upon prior notice (tel no.: +972-3-976-4000) until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il or http://www.magna.isa.gov.il (the “Distribution Sites”).

Each TASE member shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE member, provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

FOR THE BOARD OF DIRECTORS

/s/ Stanley Stern
Stanley Stern
Chairman of the Board

Lod, Israel

September 11, 2023